NOL

RECEIVED
2010 JAN 27 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 January 2010

10015116

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made announcements in relation to the appointment of a Board of Director, Mr Robert J Herbold.

Attached copies of the above announcements for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to US SEC (Elliott Staffin)(NOL Announces New Appt of NED) - 12Jan10.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Announcement of Appointment of Non-Executive Director *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	12-Jan-2010 17:18:27
Announcement No.	00062

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	01-02-2010
Name of person *	ROBERT J HERBOLD
Age *	67
Country of principal residence *	United States
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	Mr Herbold's appointment is part of the Company's process of Board renewal, as well as to ensure that the Company's Board continues to comprise Directors who possess the core competencies and experiences necessary to oversee the management of the NOL Group.
Whether appointment is executive, and if so, the area of responsibility *	No
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	Non-Executive and Independent Director
Working experience and occupation(s) during the past 10 years *	Nov 1994 - 2001 : Executive Vice President and Chief Operating Officer Microsoft Corporation 2002 - 2009 : US President Bush's Council of Advisors on Science and Technology Current : Managing Director Herbold Group, LLC Member of the Board of Directors of: Agilent Technologies Vision Solutions Inc. Operating Partner Thoma Bravo Private Equity Adjunct Professor INSEAD
Shareholding * in the listed issuer and its subsidiaries *	None

SEC Exemption
No. 82-2605

Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None

Conflict of interest (including any competing business) *	None

>> Other Directorships#

These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

Past (for the last 5 years)	Managing Director Herbold Group, LLC Member of the Board of Directors of: Agilent Technologies Vision Solutions Inc. Operating Partner Thoma Bravo Private Equity Adjunct Professor INSEAD
Present	Managing Director Herbold Group, LLC Member of the Board of Directors of: Agilent Technologies Vision Solutions Inc. Operating Partner Thoma Bravo Private Equity Adjunct Professor INSEAD

>> Information required pursuant to Listing Rule 704(7)(h)

Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgment against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any	• No

	pending criminal proceedings of which he is aware) for such purpose?	
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No
(i) *	Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j)	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)*	any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)*	any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)*	any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)*	any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No
	in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?	
(k) *	Whether he has been the subject of any current or past	• No

investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	

>> Information required pursuant to Listing Rule 704(7)(i)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• No
If no, please provide details of any training undertaken in the roles and responsibilities of a director of a listed company.	Company will arrange relevant training after appointment.

Footnotes	
Attachments	Total size = **0** (2048K size limit recommended)

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SEC Exemption No. 82-2605

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	12-Jan-2010 17:20:05
Announcement No.	00063

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL GROUP MAKES NEW APPOINTMENT TO BOARD OF DIRECTORS
Description	Please see attached Press Release on the above.
Attachments	PressRelease_RJHerbold.pdf Total size = **24K** (2048K size limit recommended)

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Press Release

NOL Group Makes New Appointment to Board of Directors

Singapore, 12 January 2010 - Neptune Orient Lines Limited (NOL) today announced the appointment of leading international business figure Mr Robert J. Herbold to the company's Board of Directors, effective 1 February 2010.

From 1994 to 2001, Mr Herbold was Executive Vice President and Chief Operating Officer of Microsoft Corporation. After retiring in 2001, Mr Herbold worked half-time for Microsoft until 2003 as Executive Vice President assisting in government, industry, and customer issues. Prior to joining Microsoft, Mr Herbold spent 26 years at The Procter & Gamble Company (P&G). In his last five years with P&G he served as its Senior Vice President of Marketing.

Currently, Mr Herbold is the Managing Director of Herbold Group, LLC, a consulting business focused on profitability. He is also an Operating Partner in the private equity firm Thoma Bravo. Mr Herbold serves on the Boards of Directors of Agilent Technologies and Vision Solutions Inc.

He is also currently an Adjunct Professor at INSEAD and is a member of the Board of Trustees of Nanyang Technological University, The Heritage Foundation, and the Hutchinson Cancer Research Center.

In 2002 Mr Herbold was appointed by US President Bush to the President's Council of Advisors on Science and Technology, serving until January 2009. He is the President of the Herbold Foundation, which is primarily focused on providing college scholarships to science and engineering students.

Mr. Herbold has a Bachelor of Science degree from the University of Cincinnati and both a master's degree in mathematics and a PhD in computer science from Case Western Reserve University.

NOL Group Chairman, Mr Cheng Wai Keung, said: "Mr Herbold will bring to the NOL Board significant experience at the highest levels of major corporations and a broad range of skills in international business. We look forward to the significant contribution he will make to the Company."

-ENDS-

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its APL Terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

Neptune Orient Lines Limited
456 Alexandra Road, NOL Building
Singapore 119962, Republic of Singapore
Tel: (65) 6278 9000, Fax: (65) 6278 4900
Company Registration Number: 196800632D
Website: www.nol.com.sg